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                                                     Filed by HEC Holdings, Inc.
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corporation
                                         and EchoStar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                  Commission File No.: 333-84472


The following letter was sent to the Los Angeles Times on September 25, 2002:

                                                     September 25, 2002


To The Editor,

I read with interest your article today regarding the Hughes/EchoStar merger, and the speculation of a management-led buyout of DIRECTV if Federal regulators fail to approve the merger. Your article made clear that there are various rumors, inaccuracies and falsehoods about our proposed merger circulating in the public domain, and I would like to address a few of them.

First let me reaffirm that the leaders of General Motors, Hughes, and all of its operating businesses, including DIRECTV, are firmly and fully committed to our proposed merger with EchoStar. The focus of the management team of Hughes and its operating businesses is to successfully complete the merger with EchoStar and to operate our company as efficiently and competitively as we can - delivering on our financial commitments and business plans.

Rumors or speculation about a management buyout are simply that - no such alternative is being considered. DIRECTV President Roxanne Austin has denied statements in your article, attributed to "sources," that she has indicated to her top leadership team that a DIRECTV management buyout is a possibility if the merger is not approved.

Your article makes the point that DIRECTV's performance has dramatically improved in the past year, and that is true. We have operated our company on the principle that we intend to complete our merger with EchoStar as a strong, healthy, competitive enterprise. We are proud of our efforts and our improved results, particularly in light of the softness of the current economy. But our goal and intention is to complete the merger with EchoStar and provide the foundation for a strong running start for the new company, which will be in a position to compete more effectively with cable and provide enhanced services to consumers nationwide.

Finally, I should point out that the future of Hughes and its subsidiaries, including DIRECTV, is a matter that always will be determined by the leaders of General Motors and Hughes. Any implication in the press that the leaders of any Hughes operating company are working on plans for an independent future are just plain false.

Thank you.



Jack A. Shaw
President and CEO
Hughes Electronics
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In connection with the proposed transactions, General Motors Corporation ("GM"),
HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.